Exhibit 99.5

BRAGG GAMING GROUP FIRST QUARTER

REVENUE RISES 4.2% TO EUR 23.8 MILLION (USD 25.6 MILLION)

Reports Gross Profit of €11.9 million (USD $12.8 million), Gross Profit Margin of 49.9%

and Adjusted EBITDA of €3.4 million (USD $3.7 million)

TORONTO, May 9, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B content-driven iGaming technology provider, today reported record financial results for the first quarter of 2024.

Summary of 1Q24 Financial and Operational Highlights

Euros (millions)(1)	1Q24	1Q23	Change
Revenue	€23.8	€22.9	4.2%
Gross profit	€11.9	€12.2	(2.8)%
Gross profit margin	49.9%	53.5%	-360	bps
Adjusted EBITDA(2)	€3.4	€3.9	(12.4)%
Adjusted EBITDA margin	14.3%	17.0%	-270	bps

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is USD 1.00 = EUR 0.93. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.
(2)	Adjusted EBITDA is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

Matevž Mazij, Chief Executive Officer for Bragg, commented:

"We carried our strong momentum in 2023 into the first quarter, delivering robust growth that underscores the ongoing success of our efforts to transform Bragg into a content-focused iGaming solutions provider across expanding North American and European markets. Year-over-year revenue increased by 4.2% to EUR 23.8 million, largely propelled by organic growth from our current client base, the addition of new customers in multiple jurisdictions, and impressive results from our in-house Wild Streak Gaming casino games studio.

Although gross profit and Adjusted EBITDA saw modest decreases in the first quarter stemming from the extension and renegotiation of our agreement with Entain Plc to provide our PAM platform to BetCity.nl through 2025, we maintain a strong belief in our ability to achieve long-term growth and profitability. Our proprietary and exclusive third-party content continues to gain ground with an increasing number of top-tier operators globally, and we introduced a total of 19 new exclusive titles worldwide in the first quarter of 2024.

Additionally, as we continue to make encouraging progress on our strategic alternatives review process, it's important to emphasize that we are operating the business as usual and remain laser-focused on capitalizing on growth opportunities.

With that in mind and in response to the increasing demand and growth in the iGaming marketplace, subsequent to quarter end, we took two significant steps to further fuel our growth initiatives. First, we secured a USD 7.0 million investment through a promissory note, enhancing our balance sheet flexibility as we continue to execute our strategy and explore strategic alternatives to maximize shareholder value.

Second, we bolstered our leadership team with the appointment of Neill Whyte as our new Chief Commercial Officer. With over 18 years of iGaming experience and a proven track record of driving growth through successful commercial partnerships, Neill's expertise will be invaluable as we leverage our extensive content and product portfolio to expand in existing and new markets. This key hire is another testament to how we are scaling our organization for sustained growth and profitability.

While the strategic review process progresses, we remain bullish on the opportunities ahead as the trend of iGaming regulation continues worldwide. We see exciting potential in newly regulating markets like Brazil, Peru and New Zealand, as well as untapped opportunities in regions like Africa that we are actively exploring.

The strategic moves we have made have established Bragg as a vital content provider for premier international iGaming operators, reinforcing our base for reliable and lucrative growth. Equipped with the appropriate strategies, financial resources, and talent, we are well-prepared to maintain our business momentum while pursuing initiatives that foster cash flow growth and deliver increased value to our shareholders."

First Quarter 2024 and Recent Business Highlights

●	The Company was awarded a license to supply content, including content aggregation, in the regulating LatAM iGaming market of Peru.
●	Online slots titles from King Show Games, a popular land-based studio in North America, launched for the first time on an exclusive basis in the United States under the Powered by Bragg program.
●	Second bespoke online slots title for Caesars Digital, Boardwalk Slots Bankers & Cash, developed and launched on Caesars Palace Online Sportsbook & Casino in New Jersey and Michigan.
●	New exclusive online content launched with Golden Nugget in Michigan, expanding distribution reach in the state.
●	Global content distribution agreement announced with Light & Wonder, unlocking new content distribution opportunities.
●	Commercial team strengthened with former Digital Gaming Corporation executive Neill Whyte announced as Chief Commercial Officer.

First Quarter 2024 Financial Results and other Key Metrics Highlights

●	Revenue increased by 4.2% to EUR 23.8 million (USD 25.6 million) compared to EUR 22.9 million (USD 24.6 million) in 1Q23.
●	Gross profit decreased 2.8% to EUR 11.9 million (USD 12.8 million) from EUR 12.2 million (USD 13.1 million) in 1Q23, representing a gross profit margin of 49.9%. Gross profit margin reduction is primarily the result of increased revenue performance in all content products categories while recording slightly lower PAM and managed services revenues.
●	Adjusted EBITDA was EUR 3.4 million (USD 3.7 million), a decrease of 12.4% compared to EUR 3.9 million (USD 4.2 million) in 1Q23, representing an Adjusted EBITDA margin of 14.3%, compared to 17.0% in 1Q23.
●	Operational loss for the period was EUR 1.3 million (USD 1.4 million), a decrease of EUR 1.8 million (USD 1.9 million) from the same period in the previous year, as a result of reduction in gross profit alongside increase in selling, general and administrative expenses and loss on remeasurement of deferred consideration.
●	Cash flow generated from operations was EUR 2.7 million (USD 3.0 million), a decrease of EUR 3.6 million (USD 3.9 million) compared to 1Q23 mainly as a result of movement in working capital.
●	Cash and cash equivalents as of March 31, 2024 was EUR 7.7 million (USD 8.3 million) and net working capital, excluding deferred consideration and convertible debt, was EUR 3.8 million (USD 4.1 million).
●	Post quarter end, the Company secured a EUR 6.5 million (USD 7.0 million) investment through a promissory note, enhancing our balance sheet flexibility to execute our strategy.

Reiterates Full Year 2024 Guidance

Bragg reiterates its 2024 full year revenue guidance range of EUR 102.0-109.0 million (USD 109.7-117.2 million) and its full year Adjusted EBITDA range of EUR 15.2-18.5 million (USD 16.3-19.9 million).

Investor Conference Call

The Company will host a conference call today, May 9, 2024, at 8:30 a.m. Eastern Time, to discuss its first quarter 2024 results. During the call, management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US and Canada): 1 (800) 715-9871

Participant Toll Dial-In Number (International): 1 (646) 307-1963

UK Toll Free: +44.800.358.0970

Conference ID: 3347914

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx.

A replay of the call will be available until May 16, 2024, following the conclusion of the live call. To access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 3347914#.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2024, expected performance of the Company’s business; expansion into new markets, expected future growth and expansion opportunities; expected benefits of transactions; the outcome of the strategic alternatives review process; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this press release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company;  the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month period ended March 31, 2024.

About Bragg

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers.  Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in multiple regulated iCasino markets globally, including in the U.S and Canada, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

Find out more.

Contacts:

Yaniv SpielbergJames Carbonara

Chief Strategy OfficerHayden IR

Bragg Gaming Group646-755-7412 or James@HaydenIR.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2024	2023
Revenue	23,811	22,859
Cost of revenue	(11,934)	(10,639)
Gross Profit	11,877	12,220

Selling, general and administrative expenses	(12,387)	(11,906)
Loss on remeasurement of derivative liability	(178)	(64)
Gain on settlement of convertible debt	65	—
(Loss) gain on remeasurement of deferred consideration	(645)	270
Operating (Loss) Income	(1,268)	520

Net interest expense and other financing charges	(592)	(596)
Loss Before Income Taxes	(1,860)	(76)

Income taxes	(44)	(400)
Net Loss	(1,904)	(476)
Items to be reclassified to net loss:
Cumulative translation adjustment	(383)	(558)
Net Comprehensive Loss	(2,287)	(1,034)

Basic Loss Per Share	(0.08)	(0.02)
Diluted Loss Per Share	(0.08)	(0.02)

	Millions	Millions
Weighted average number of shares - basic	23.5	22.1
Weighted average number of shares - diluted	23.5	22.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	March 31,	December 31,
	2024	2023
Cash and cash equivalents	7,747	8,796
Trade and other receivables	18,211	18,641
Prepaid expenses and other assets	1,630	1,655
Total Current Assets	27,588	29,092
Property and equipment	675	640
Right-of-use assets	3,249	3,233
Intangible assets	37,693	38,133
Goodwill	32,186	31,921
Other assets	355	348
Total Assets	101,746	103,367

Trade payables and other liabilities	21,484	21,846
Income taxes payable	1,100	917
Lease obligations on right of use assets	726	709
Deferred consideration	1,970	1,513
Derivative liability	435	471
Convertible debt	1,445	2,445
Total Current Liabilities	27,160	27,901
Deferred income tax liabilities	563	852
Lease obligations on right of use assets	2,623	2,568
Deferred consideration	1,815	1,426
Other non-current liabilities	373	373
Total Liabilities	32,534	33,120

Share capital	121,083	120,015
Shares to be issued	3,491	3,491
Contributed surplus	20,071	19,887
Accumulated deficit	(77,967)	(76,063)
Accumulated other comprehensive income	2,534	2,917
Total Equity	69,212	70,247
Total Liabilities and Equity	101,746	103,367

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended March 31,
EUR 000	2024	2023
Revenue	23,811	22,859
Operating income (loss)	(1,268)	520
EBITDA	2,609	3,229
Adjusted EBITDA	3,411	3,894